Final Term Sheet (To prospectus supplement dated March 30, 2018 and prospectus dated March 30, 2018)	Filed pursuant to Rule 433 Registration No. 333-224056 April 2, 2020 CUSIP No. 78355HKQ1

RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	April 2, 2020
Principal Amount:	$400,000,000
Expected Ratings:*	Baa1 (review for downgrade) / BBB (stable) / BBB+ (negative) (Moody’s/ S&P/ Fitch)
Public Offering Price:	99.981%
Issue Date:	April 6, 2020 (T+2)
Maturity Date:	June 1, 2025
Interest Rate:	4.625%
Day Count:	30/360
Net Proceeds to Ryder (before expenses):	$397,924,000
Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, commencing December 1, 2020 (long first coupon), and at Maturity.
Underwriters’ Discount:	0.500%
Record Dates:	May 15 and November 15
Form:	☒ Book Entry ☐ Certificated
Redemption:	☐ The Notes cannot be redeemed prior to maturity ☒ The Notes may be redeemed prior to maturity
Optional Redemption:	☐ No ☒ Yes
Other Terms

Prior to May 1, 2025 (one month prior to their maturity date) (the “Par Call Date”), the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(i) 100% of the principal amount of the Notes being redeemed, or
(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,
(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Par Call Date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or
(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming, for this purpose, that the Notes matured on the Par Call Date).

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,
(i) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or
(ii) if the Trustee is given fewer than five Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, (i) Wells Fargo Securities, LLC and its successor, provided, however, that if such firm or any such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer, (ii) one other Primary Treasury Dealer selected by Lloyds Securities Inc., or its successor after consultation with us, (iii) one other Primary Treasury Dealer selected by MUFG Securities Americas Inc., or its successor after consultation with us, (iv) one other Primary Treasury Dealer selected by PNC Capital Markets LLC, or its successor after consultation with us and (v) one other Primary Treasury Dealer selected by U.S. Bancorp Investments, Inc., or its successor after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.
Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.
Repayment at Option of Holder:
☒  If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☒ No
Total Amount of OID:	N/A
Yield to Maturity:	N/A
Initial Accrual Period OID:	N/A

Joint Book-Running Managers

Lloyds Securities	MUFG	PNC Capital Markets LLC	US Bancorp	Wells Fargo Securities

Senior Co-Managers

BNP PARIBAS	Mizuho Securities	Morgan Stanley

RBC Capital Markets		SunTrust Robinson Humphrey

Co-Managers

Academy Securities	CastleOak Securities, L.P.	Citigroup	Comerica Securities

COMMERZBANK	Fifth Third Securities	HSBC	KeyBanc Capital Markets

Regions Securities LLC		TD Securities

Underwriters Capacity:	☐ As agent ☒ As principal
If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.
☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Legal Opinions
Certain legal matters relating to the offering will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and, with respect to matters of Florida law, by David M. Beilin, Associate General Counsel of Ryder System, Inc. (the “Company”), and for the Underwriters by Mayer Brown LLP, Chicago, Illinois. Mr. Beilin owns shares of common stock of the Company.
Terms of Notes - Master Global Book-Entry Notes
The Notes will be represented by a global security. Generally, all securities represented by the same global security will have the same terms. Issuers may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this global security a master global security. We have elected to issue a master global security that represents each series of our Medium-Term Notes and will represent the Notes offered hereby. The terms of the Notes described in this Pricing Supplement will be incorporated by reference into the master global security.
Plan of Distribution
Under the terms and subject to the conditions of the Selling Agency Agreement, dated March 30, 2018, among the Company and BB&T Capital Markets, a division of BB&T Securities, LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, CastleOak Securities L.P., Citigroup Global Markets Inc., Commerz Markets LLC, Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, RBC Capital Markets, LLC, Regions Securities LLC, SunTrust Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement, dated April 2, 2020, among the Company and Lloyds Securities Inc., MUFG Securities Americas Inc., PNC Capital Markets LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Lloyds Securities Inc.	$60,000,000
MUFG Securities Americas Inc.	60,000,000
PNC Capital Markets LLC	60,000,000
U.S. Bancorp Investments, Inc.	60,000,000
Wells Fargo Securities, LLC	60,000,000
BNP Paribas Securities Corp.	12,000,000
Mizuho Securities USA LLC	12,000,000
Morgan Stanley & Co. LLC	12,000,000
RBC Capital Markets, LLC	12,000,000
SunTrust Robinson Humphrey, Inc.	12,000,000
Academy Securities, Inc.	4,000,000
CastleOak Securities, L.P.	4,000,000
Citigroup Global Markets Inc.	4,000,000
Comerica Securities, Inc.	4,000,000
Commerz Markets LLC	4,000,000
Fifth Third Securities, Inc.	4,000,000
HSBC Securities (USA) Inc.	4,000,000
KeyBanc Capital Markets Inc.	4,000,000
Regions Securities LLC	4,000,000
TD Securities (USA) LLC	4,000,000
Total	$400,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.
The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Additional Selling Restrictions
Notice to Singapore Investors

This Pricing Supplement and the accompanying prospectus and prospectus supplement have not been registered as prospectuses with the Monetary Authority of Singapore. Accordingly, this Pricing Supplement and the accompanying prospectus and prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”); (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”). Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose the sole purpose is to hold investments and each beneficiary of the trust is an accredited investors, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has or acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or a relevant person (as defined in Section 275(2) of the SFA); (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets); (3) where no consideration is or will be given for the transfer; (4) where the transfer is by operation of law; (5) as specified in Section 276(7) of the SFA; or (6) as specified in Regulation 32.
Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, relevant persons (as defined in Section 309A of the SFA) are hereby notified that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the pricing supplement and prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lloyds Securities Inc. at 212-930-8956, MUFG Securities Americas Inc. at 1-877-649-6848, PNC Capital Markets LLC at 1-855-881-0697, U.S. Bancorp Investments, Inc. at 1-877- 558-2607 or Wells Fargo Securities, LLC at 1-800-645-3751.